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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                AMREP CORPORATION
                 ----------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    03215910
                                 --------------
                                 (CUSIP Number)

                                  Albert Russo
                           c/o American Simlex Company
           401 Broadway, Suite 1712, New York, NY 10013  212-966-0775
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 23, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------



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                                  SCHEDULE 13D

CUSIP No. 03215910
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY).

     Albert Russo
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                      (a) /X/
     MEMBER OF A GROUP*                                                  (b) / /

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                        / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                     -0-
REPORTING PERSON                      --------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                                1,257,220
                                      --------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                                 672,741
                                      --------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                                     -0-
--------------------------------------------------------------------------------


                                       2
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,257,220
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                    / /
     ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.1%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3
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                                  SCHEDULE 13D

CUSIP No. 03215910
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY).

     Lena Russo
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                      (a) /X/
     MEMBER OF A GROUP*                                                  (b) / /

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                        / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                       -0-
REPORTING PERSON                      --------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                                 1,257,220
                                      --------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                                   58,740
                                      --------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                                     -0-
--------------------------------------------------------------------------------


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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,257,220
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                    / /
     ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.1%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       5
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                                  SCHEDULE 13D

CUSIP No. 03215910
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY).

      Clifton Russo
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                      (a) /X/
     MEMBER OF A GROUP*                                                  (b) / /

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                        / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                     -0-
REPORTING PERSON                      --------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                                1,257,220
                                      --------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                                  270,617
                                      --------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------


                                       6
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,257,220
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                    / /
     ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.1%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       7
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                                  SCHEDULE 13D

CUSIP No. 03215910
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     (ENTITIES ONLY).

     Lawrence Russo
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                                      (a) /X/
     MEMBER OF A GROUP*                                                  (b) / /

--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                                        / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
NUMBER OF SHARES                      (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                                     -0-
REPORTING PERSON                      --------------------------------------
WITH                                  (8)  SHARED VOTING POWER

                                               1,257,220
                                      --------------------------------------
                                      (9)  SOLE DISPOSITIVE POWER

                                                255,122
                                      --------------------------------------
                                      (10) SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------


                                       8
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,257,220
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN                                    / /
     ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.1%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       9
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CUSIP NO. 03215910


      Items 3 and 5 of the Schedule 13D, dated June 26, 1995 (the "Schedule 13D"), as amended by Amendment No. 1 thereto dated May 31, 1996 filed by Albert Russo, Lena Russo, Clifton Russo and Lawrence Russo (collectively, the "Reporting Persons") with respect to the common stock, par value $0.10 per share (the "Common Stock"), of AMREP Corporation ("Amrep") is hereby amended by adding thereto the information set forth below in this Amendment No. 2 to Schedule 13D ("Amendment No. 2"). Capitalized terms used herein and not elsewhere defined shall have the respective meanings provided in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 is hereby supplemented by the addition of the following:

      Albert Russo purchased 146,000 outstanding shares of the Common Stock on October 23, 2001 and purchased 44,000 outstanding shares of the Common Stock on November 5, 2001 in privately negotiated transactions. The aggregate consideration of $1,260,500 was paid from Mr. Russo's personal funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      Item 5(a)(b) and (c) is hereby supplemented by the addition of the following:

      (a), (b) The aggregate percentage of shares of the Common Stock reported owned by each Reporting Person in this Amendment No. 2 is based upon 6,576,086 shares deemed outstanding, which number is the sum of 6,573,586 shares outstanding at September 14, 2001, as reported in Amrep's Form 10-Q for the fiscal quarterly period ended July 31, 2001, as filed with the Securities and Exchange Commission and 2,500 shares issuable by Amrep to Albert Russo under presently exercisable options. Each Reporting Person has sole dispositive and, subject to the decision of the Reporting Persons to act as a group as reported in the Schedule 13D, voting power with respect to all of the shares of Common Stock reported as being beneficially owned by him or her. The shares of Common Stock beneficially owned by Albert Russo, however, include 49,000 shares that


                                       10
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he holds under the Uniform Gift to Minors Act for his minor children.

      As of the date hereof:

      (i) Albert Russo owns 672,741 shares of the Common Stock (including 2,500 shares issuable by Amrep under presently exercisable options), constituting approximately 10.2% of the shares outstanding.

      (ii) Lena Russo owns 58,740 shares of the Common Stock, constituting approximately 0.9% of the shares outstanding.

      (iii) Clifton Russo owns 270,617 shares of the Common Stock, constituting approximately 4.1% of the shares outstanding.

      (iv) Lawrence Russo owns 255,122 shares of the Common Stock, constituting approximately 3.9% of the shares outstanding.

      (c) On October 5, 2001 Amrep issued to Albert Russo an option under Amrep's Stock Option Plan for Outside Directors to purchase 500 shares of the Common Stock at a price of $3.95 per share. This option will first become exercisable on October 5, 2002.

      On October 23, 2001 Albert Russo purchased 146,000 shares of the Common Stock from a third party in a privately negotiated transaction at a purchase price of $6.75 per share.

      On October 31, 2001, Albert Russo reached an agreement to purchase and, pursuant to such agreement, on November 5, 2001 purchased 44,000 shares of the Common Stock from a third party in a privately negotiated transaction at a purchase price of $6.25 per share.


                                       11
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 2001


                                                     /s/  Albert Russo
                                                     -----------------
                                                     Albert Russo, individually
                                                     and as attorney-in-fact for
                                                     each of Lena Russo, Clifton
                                                     Russo and Lawrence Russo
                                                     under Powers of Attorney
                                                     dated May 31, 1996 and
                                                     filed with the Securities
                                                     and Exchange Commission as
                                                     an Exhibit to Amendment
                                                     No. 1 to the Schedule 13D.